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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                          For the Month of June 3, 2003

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                        Commission File Number: 001-10579

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                       TELECOMMUNICATIONS COMPANY OF CHILE
                 (Translation of registrant's name into English)

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                      Avenida Providencia No. 111, Piso 22
                          Providencia, Santiago, Chile
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X   Form 40-F ___
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes          No   X
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                   Yes          No   X
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes        No  X
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 If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):   N/A



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                    Telecommunications Company of Chile, S.A.

                                TABLE OF CONTENTS

Item

1. Press Release dated June 2, 2003 announcing an Extraordinary Shareholder's Meeting for the approval of the distribution of dividends.








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                                                                          [LOGO]

News Release
I.       FOR IMMEDIATE RELEASE
For more Information Contact:
Gisela Escobar - Veronica Gaete
M.Jose Rodriguez - Florencia Acosta              Richard Huber - Mariana Crespo
Telefonica CTC Chile                             The Global Consulting Group
Tel.: 562-691-3867                               Tel:646 - 284 9413
Fax: 562-691-2392
gescoba@ctc.cl, vgaete@ctc.cl                    rhuber@hfgcg.com
                                                 ----------------
mjrodri@ctc.cl, macosta@ctc.cl                   mcrespo@hfgcg.com
                                                 -----------------




     TELEFONICA CTC CHILE S.A. ANNOUNCES PROPOSAL OF EXTRAORDINARY DIVIDEND


(Santiago, Chile - June 2, 2003) Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefonica CTC Chile" or the "Company") announces that its Board of Directors agreed to hold an Extraordinary Shareholders Meeting to approve the distribution of a dividend of Ch$17.5 per share (approximately US$0.10 per ADR1), to be charged to retained earnings as of December 31, 2002. This Extraordinary Shareholders Meeting will be held on July 11, 2003 at 12:00 P.M. in the "Claudio Garcia" Auditorium located in the Company's corporate headquarters building in Santiago, Chile.


Compania de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2003. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control.

                                     #######





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1 Considering Observed Exchange Rate as of June 2, 2003, 1US$= Ch$714.10.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


Date:   June 3, 2003


                                       TELECOMMUNICATIONS COMPANY OF CHILE

                                       By /s/ Julio Covarrubias F.
                                          ---------------------------
                                       Name:  Julio Covarrubias F.
                                       Title: Chief Financial Officer





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